Exhibit 99.1

Kinross and Red Back combination creates high-growth
gold producer in US $7.1 billion friendly transaction
Red Back shareholders to receive 21% premium on transaction
Kinross to accelerate development program at Tasiast

Toronto, Canada, August 2, 2010 – Kinross Gold Corporation (TSX: K, NYSE:KGC) and Red Back Mining Inc. (TSX:RBI) today announced that their respective boards of directors have unanimously approved a friendly merger through a plan of arrangement, whereby Kinross will acquire all of the outstanding common shares of Red Back that Kinross does not already own. The total value of the proposed transaction is approximately US$7.1 billion, on a fully-diluted basis.

Highlights

▪
The combination will create a pure gold senior producer with an exceptional growth profile, matching Kinross’ strong base of high-quality mines, growth projects and proven track record, with Red Back’s early-stage operating mines and outstanding exploration and expansion potential.

▪
Red Back shareholders will receive 1.778 Kinross common shares, plus 0.110 of a Kinross common share purchase warrant for each Red Back common share held. Pursuant to the transaction, Kinross expects to issue approximately 425 million1 Kinross common shares and approximately 26 million Kinross common share purchase warrants. Following completion of the transaction, the current Kinross shareholders will hold approximately 63%1 of the combined company, while current shareholders of Red Back will hold approximately 37%.

▪
The value of the offer is C$30.50 per Red Back common share, representing a premium of approximately 21%, based on the preceding 20-day volume-weighted average price of Red Back common shares traded on the TSX and the July 30, 2010 closing price of Kinross common shares traded on the TSX. The warrants are expected to be listed on the TSX and be exercisable for a four-year term at an exercise price of US$21.30, representing an approximate 30% premium to the July 30, 2010 closing price of US$16.39 for Kinross common shares.

▪
Based on analyst consensus production estimates for Kinross and Red Back, forecast pro forma gold production for the combined company would be approximately 3.9 million ounces in 2015.  Kinross believes there is significant upside potential for Red Back’s assets beyond this estimate, based on its evaluations and the potential for exploration and production expansion.

▪	The combination gives Kinross a strong position in West Africa, one of the world’s fastest-growing and most prospective gold regions, as well as a management team experienced in the region.

▪	Lukas Lundin, Chairman of the Red Back Board of Directors, and Richard Clark, CEO of Red Back, are expected to join the Kinross Board of Directors following closing of the transaction.

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Red Back shareholders will benefit from Kinross’ strong operating and development experience and from diversification through exposure to Kinross’ balanced portfolio of eight operating mines and future growth projects.

▪	The transaction provides a capital gains tax-deferred roll-over option for taxable Canadian holders of Red Back shares.

1 On a fully-diluted, in- the-money basis, excluding the warrant consideration, based on shares, warrants and options, outstanding  as of June 30, 2010 with respect of Kinross, and as of August 2, 2010 with respect of Red Back.

▪
The transaction has been unanimously approved by the board of directors of both companies. Red Back directors, senior officers and certain shareholders representing approximately 4.6% of the outstanding Red Back shares have agreed, or are expected to agree, to vote in favour of the proposed transaction. Combined with Kinross' 9.3 interest, this represents a total of approximately 14% of the outstanding Red Back shares in support of the proposed transaction at the time of announcement.

The transaction gives Kinross two well-established mines that will add immediate incremental production and growth potential. The merged company will have 10 mines and 4 development projects, operating in 8 countries. Based on Kinross’ January 14, 2010 production forecast of 2.2 million attributable gold equivalent ounces for 2010, and Red Back’s July 21, 2010 production forecast of 445,000-465,000 gold ounces for 2010, pro forma 2010 production for the combined company is expected to be approximately 2.6 – 2.7 million gold equivalent ounces. Upon closing of the transaction, Kinross’ Proven and Probable mineral reserves will increase to 53.2 million ounces and Measured and Indicated mineral resources will increase to 19.5 million ounces, based on the latest mineral reserve and mineral resources statements of both companies.2

“This is a transformational opportunity,” said Kinross President and CEO Tye Burt. “By combining Kinross’ world-class mines, growth projects and proven ability in mine development with the potential of Red Back’s assets, we are creating a gold growth powerhouse. The significant upside in reserves that we believe exists at Red Back, and Kinross’ ability to accelerate that potential, makes this an outstanding prospect for shareholders of both companies.”

“Kinross’ record of successful project development and delivery together with the world class prospects of Tasiast is an exciting and unique combination,” said Red Back President and CEO Richard Clark. “The growing underground production profile at Chirano and Red Back’s prospective exploration portfolio fits neatly with the impressive asset base of Kinross. Red Back shareholders will benefit by participating in a large and well-diversified major gold producer with a core stable of high quality producing assets, significant expansion opportunities and an exciting exploration portfolio.”

 “Our board of directors has unanimously recommended this friendly combination to Red Back Shareholders. This is a fair offer with an attractive premium above current market price, and Kinross is a great partner,” Mr. Clark added.

 “We have been impressed not only by Red Back’s assets but also by the experience and skill of their management team,” said Mr. Burt. “They bring considerable value to this transaction, as experienced operators with a great track record in the region.”

Red Back’s assets in Mauritania and Ghana give Kinross a strong position in West Africa, one of the world’s fastest-growing gold regions, expanding its presence in mining-friendly jurisdictions.

“Red Back has a strong record as a responsible operator,” said Mr. Burt. “As Kinross, we intend to build on that reputation by bringing the same high standards for environmentally and socially responsible mining to the region that we have established in our operations around the world.”

2 In respect of information relating to Kinross, see Kinross' Mineral Reserve and Mineral Resource Statement at December 31, 2009, contained in the Kinross news release dated January 28, 2010, which is available on our website at www.kinross.com.  Reserve and resource figures for Cerro Casale have been adjusted to reflect the sale of half of Kinross’ 50% interest to Barrick Gold Corporation in Q1, 2010.  In respect of information relating to Red Back, see the reserve and resource statement located on the Red Back website at http://www.redbackmining.com/s/ResourcesReserves.asp.

Summary of the transaction

On August 2, 2010, Kinross and Red Back entered into an arrangement agreement setting out, among other things, the terms under which the proposed business combination transaction will be undertaken. Under the transaction, each common share of Red Back not already owned by Kinross will be exchanged for 1.778 Kinross common shares and 0.110 of a Kinross common share purchase warrant.  The Kinross common share purchase warrants may not be exercised by any holder during the initial 40-day period following their date of issuance, and thereafter may not be exercised by any holder who is in the United States or who is a U.S. person. Pursuant to the transaction, Kinross expects to issue approximately 425 million common shares, on a fully-diluted basis, and approximately 26 million Kinross common share purchase warrants.  Following the completion of the transaction, the current Kinross shareholders will hold approximately 63%1 of the combined company, while current shareholders of Red Back will hold approximately 37%.

The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3 % of the votes cast by the shareholders of Red Back at a special meeting of Red Back shareholders expected to take place in mid-September 2010. It is expected that the transaction will be exempt from the registration requirements of the U.S. Securities Act of 1993, as amended, pursuant to the court approval exemption afforded by section 3(a)(10) under that Act. The transaction is also subject to obtaining the approval of a majority of the votes cast by the shareholders of Kinross at a special meeting of Kinross shareholders expected to take place the same date as the Red Back meeting.  In addition to shareholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The transaction has been unanimously approved by the boards of directors of each of Kinross and Red Back. The boards of directors of each of Kinross and Redback have approved the transaction and are expected to provide written recommendations that holders of Kinross common shares and Red Back common shares vote in favour of the transaction in the information circulars to be mailed in connection with their respective special meetings of shareholders.  Each of Kinross’ financial advisors, BMO Capital Markets, GMP Securities L.P., and N M Rothschild & Sons have provided an opinion to the Kinross board of directors that the consideration to be paid by Kinross under the transaction is fair, from a financial point of view, to Kinross. In addition, an independent fairness opinion was provided to Kinross by Morgan Stanley Canada Limited. The financial advisor for Red Back, Scotia Capital Inc., has provided an opinion to the Red Back board of directors that the consideration to be received by the Red Back shareholders under the transaction is fair, from a financial point of view, to the Red Back shareholders, other than Kinross. In addition, CIBC World Markets Inc. provided a fairness opinion to a special committee of independent directors of Red Back. Kinross’ legal counsel is Osler, Hoskin & Harcourt LLP and Red Back’s legal counsel is Blake, Cassels & Graydon LLP. BMO Capital Markets acted as Senior Financial Advisor to Kinross.

Each of the directors and senior officers of Red Back, and certain shareholders of Red Back representing approximately 4.6% of the issued and outstanding Red Back common shares, have entered into, or are expected to enter into, voting agreements with Kinross and have agreed, or are expected to agree, to vote in favour of the transaction at the special meeting of Red Back shareholders to be held to consider the transaction. Kinross, which currently holds 9.3% of the issued and outstanding Red Back common shares, will also vote in favour of the transaction.

The arrangement agreement provides that the boards of directors of each of Kinross and Red Back may, under certain circumstances, terminate the agreement in favour of an unsolicited superior proposal, subject to payment of a termination payment of C$250 million, in the case of Kinross, and C$217 million, in the case of Red Back, and subject to a right by each party to match the superior proposal in question.

Further information regarding the transaction will be contained in an information circular that each of Kinross and Red Back will prepare, file and mail in due course to their respective shareholders in connection with the special meetings of each of the Kinross and Red Back shareholders to be held to consider the transaction.  All shareholders are urged to read the information circulars once they become available as they will contain additional important information concerning the transaction.

Details regarding these and other terms of the transaction are set out in the arrangement agreement, which is available on SEDAR at www.sedar.com.

About Kinross

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide. Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

About Red Back

Red Back is an un-hedged African-focused gold producer. It owns and operates the Chirano Gold Mine in Ghana and the Tasiast Gold Mine in Mauritania. Aggressive exploration programs aimed at increasing the Company's resource and reserve base at both Chirano and Tasiast are ongoing.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Tuesday, August 3, 2010 at 8 a.m. EDT, followed by a question-and-answer session. To access the call, please dial:

Canada & USA Toll Free:	1-800-319-4610
Outside of Canada & USA:	+1-604-638-5340
Callers from the UK:	0808-101-2791

Replay (available up to 14 days after the call):

Canada & USA Toll Free:	1-800-319-6413; Passcode - 4137 followed by the # sign
Outside Canada & USA:	+1-604-638-9010; Passcode - 4137 followed by the # sign

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

Red Back’s conference call to discuss its financial results for the second quarter scheduled for Tuesday, August 3, 2010 at 11am EDT has been cancelled.

Contact information

Kinross Gold Corporation	Red Back Mining Inc.

Media
Steve Mitchell
Vice-President, Corporate Communications
416-365-2726
steve.mitchell@kinross.com

Investor Relations
Erwyn Naidoo
Vice-President, Investor Relations
416-365-2744
erwyn.naidoo@kinross.com
Simon Jackson Vice-President, Corporate Development 604-689-7842 sjackson@redbackmining.com

Cautionary Statement on Forward-looking Information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: (1) that Kinross will complete the proposed business combination transaction with Red Back in accordance with the terms and conditions of the arrangement agreement; (2) the accuracy of management’s assessment of the effects of the successful completion of the proposed transaction; (3) the accuracy of Kinross and Red Back’s mineral reserve and mineral resource estimates;  (4) that the acquisition of the Dvoinoye deposit will be completed, consistent with management’s expectations; (5) that production at the Dvoinoye deposit will commence in 2013, consistent with management’s expectations; (6) that production at each of the Cerro Casale, Fruta del Norte and Lobo Marte properties will commence in 2014, consistent with management’s expectations; (7) the viability of the Tasiast and Chirano mines, and the development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross and Red Back’s current expectations;  (8) the trading price of Kinross and Red Back’s common shares;  (9) there being no significant political developments, whether generally or in respect of the mining industry specifically, in either Ghana or Mauritania not consistent with Kinross and Red Back’s current expectations;  (10) there being no significant disruptions affecting Kinross’ operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise;  (11) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar will be approximately consistent with current levels or as set out in this news release;  (12) certain price assumptions for gold and silver;  (13) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels;  (14) production forecasts meet expectations;  (15) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; and (16) permitting, development and expansion at Kinross’ existing properties, including the preparation of any feasibility studies, on a basis consistent with our current expectations.

The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward looking information, including the risk that the proposed business combination transaction with Red Back will not be completed for any reason. Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross’ most recently filed Annual Information Form in the section entitled “Risk Factors” and the “Risk Analysis” section of Kinross’ most recently filed Management’s Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full “Cautionary Statement” in such Annual Information Form and the “Cautionary Statement on Forward Looking Information” in such Management’s Discussion and Analysis. These risks, factors, estimates and assumptions are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other Information

Where “Kinross” appears in this news release, its means Kinross and/or its subsidiaries, as may be applicable.

All dollar amounts in this news release are expressed in Canadian dollars, unless otherwise noted.

This news release does not constitute an offer of any securities for sale.